[redacted]

14049754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 18 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weller, Anderson & CO., LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Walker, Suite 1453
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fenner R. Weller, Jr. — 713-222-1901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fenner R. Weller, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weller, Anderson & CO., LTD, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fenner R. Weller, Jr., COO

Title

Notary Public

KAREN CASTER
Notary Public, State of Texas
My Commission Expires
April 05, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLER, ANDERSON & CO., LTD.

FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
Weller, Anderson & Co., Ltd.

We have audited the accompanying financial statements of Weller, Anderson & Co., Ltd. (the Partnership), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weller, Anderson & Co., Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 28, 2014

WELLER, ANDERSON & CO., LTD.
Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$ 658,632
Accounts receivable - other	3,100
Prepaid expenses	37,057
Clearing deposit	400,000
Property and equipment, net	9,457
Deposit	1,308
TOTAL ASSETS	$ 1,109,554

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accrued expenses	$ 1,988
Total Liabilities	1,988
Partners' Capital	1,107,566
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 1,109,554

See notes to financial statements.

WELLER, ANDERSON & CO., LTD.
Statement of Income
Year ended December 31, 2013

Revenue	
Commissions	$ 286,242
Interest	3,746
Other revenue	81
TOTAL REVENUE	290,069
Expenses	
Clearing and other charges	83,204
Communications	120,498
Compensation and related costs	307,489
Occupancy and equipment	102,088
Professional fees	79,315
Regulatory fees and expenses	9,061
Other expenses	54,037
TOTAL EXPENSES	755,692
Net loss before provision for income taxes	(465,623)
Income taxes - state	3,032
NET LOSS	$ (468,655)

See notes to financial statements.

WELLER, ANDERSON & CO., LTD.
Statement of Changes in Partners' Capital
Year ended December 31, 2013

Balance at December 31, 2012	$ 1,576,221
Net loss	(468,655)
Balance at December 31, 2013	$ 1,107,566

See notes to financial statements.

WELLER, ANDERSON & CO., LTD.
Statement of Cash Flows
Year ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (468,655)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	18,366
Changes in assets and liabilities	
Increase in accounts receivable - other	(3,100)
Increase in prepaid expenses	(21,056)
Decrease in accrued compensation	(39,701)
Decrease in accrued expenses	(4,626)
Net cash used in operating activities	(518,772)
Cash flows from investing activities:	
Purchase of property and equipment	(23,982)
Net decrease in cash and cash equivalents	(542,754)
Cash and cash equivalents at beginning of year	1,201,386
Cash at end of year	$ 658,632
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 8,001

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Weller, Anderson & Co., Ltd. (the "Partnership") is a limited partnership formed in Texas in June 1985. Unless dissolved sooner by the general partner, the term of the Partnership shall continue until December 31, 2031. The managing general partner of the Partnership is Fenner R. Weller, Jr., Inc., a Texas corporation.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, and a securities dealer registered with the Texas Securities Board.

The Partnership retails equity and debt securities, sells interests in mortgages, and is a U.S. Government and municipal securities broker.

The Partnership does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Partnership is exempt under SEC Rule 15c3-3(k)2(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Significant Accounting Policies:

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Partnership considers all highly liquid investment purchases with a maturity of three months or less to be cash equivalents.

Depreciation and Amortization: Depreciation is computed using the straight-line method over the estimated useful lives of primarily five to seven years.

Leasehold improvements are amortized over the shorter of the remaining lease term or economic life of the related asset.

Revenue and Expense Recognition: Revenues are recorded when earned, and expenses when incurred utilizing the accrual method of accounting. Commission income and related expenses are recognized on a trade date basis.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes: Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2013, open Federal tax years include the tax years ended December 31, 2010 through December 31, 2012.

The Partnership is subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealers

The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership. The agreements also require the Partnership to maintain a minimum of $400,000 as deposits in accounts with the clearing broker/dealers.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Partnership had net capital of $1,056,493, which was $1,006,493 in excess of its net capital requirement $50,000. The Partnership's net capital ratio was zero to 1.

Note 4 - Office Lease

The Partnership leases office space on a month-to-month basis for a total of $5,000 per month. Office rent expense for the year was $82,245 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture, fixtures and equipment	$ 52,741
Leasehold improvements	15,770
	68,511
Accumulated depreciation	(59,054)
	$ 9,457

Depreciation and amortization expense for the year was $18,366 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - 401(k) Profit Sharing Plan

The Partnership provides a defined contribution 401(k) Savings and Profit Sharing Plan that covers all fulltime employees who meet certain age and service requirements. Employees may contribute to the Plan through salary deferrals. Additionally, the Partnership may contribute at its discretion. There were $975 of contributions were made by the Partnership in 2013.

Note 7 - Contingencies

The are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 8 - Off-Balance-Sheet Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Partnership and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

Note 9 - Concentration of Credit Risk

The Partnership maintains cash deposits with banks which, from time to time, may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and has not experienced any losses associated with these accounts.

Note 10 - Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2013, through February 28, 2014, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Partnership's financial statements.

Schedule I

WELLER, ANDERSON & CO., LTD.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2013

Computation of Net Capital

Total partners' capital qualified for net capital	$ 1,107,566
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable - other	3,100
Prepaid expenses	37,057
Property and equipment, net	9,457
Deposit	1,308
Total non-allowable assets	50,922
Net capital before haircuts on securities positions	1,056,644
Haircuts on certificate of deposit	151
Net Capital	$ 1,056,493
Aggregate indebtedness	
Accrued expenses	$ 1,988
Aggregate indebtedness	$ 1,988
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 1,006,493
Ratio of aggregate indebtedness to net capital	0.00 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed by Weller, Anderson & Co., Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners
Weller, Anderson & Co., Ltd.

In planning and performing our audit of the financial statements of Weller, Anderson & Co., Ltd. (the Partnership), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 28, 2014